Teligent, Inc.

105 Lincoln Avenue

Buena, New Jersey 08310

May 11, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Teligent, Inc. Registration Statement on Form S-3
Filed April 6, 2018, as amended on May 4, 2018
File No. 333-224188

Dear Ms. Hayes:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Teligent, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Tuesday, May 15, 2018, at 9:00 a.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed Joel I. Papernik, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6774.

Thank you very much.

Very truly yours,

Teligent, Inc.

/s/ Jason Grenfell-Gardner
By:	Jason Grenfell-Gardner
Title:	Chief Executive Officer

cc:	Jeffrey Gabor, Securities and Exchange Commission
Joel I. Papernik, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Stephanie Leopold, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.